

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Gerald Lau, President, Chief Executive Officer and Director
Biopack Environmental Solutions Inc.
Room 1302, 13/F
Enterprise Centre, 4 Hart Avenue
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re:** **Biopack Environmental Solutions Inc.**
> **Form PREM 14A**
> **Filed August 5, 2010**
> **File No. 000-29981**

Dear Mr. Lau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

PREM 14A, filed August 5, 2010

Letter to shareholders

1.   Please revise to clarify that the proposed transaction would result in the sale of substantially all your assets or "all [y]our operating assets."

Summary, page 1

2.   We note Biopack Environmental Limited's loans to Roots Biopack, Ltd. and Roots Biopack (Intellectual Property) Limited. Please revise to summarize the nature of these loans, including any intra-company accounts related to them.

3.   We note "Effects of Transaction" and cross references to page eight. However, we are
        unable to locate such discussion on page eight. We also note disclosure on page ten that
        RBL and RBIPL own all of the company's operating assets. Please summarize what
        operations, assets, obligations and employees will remain after the sale and discuss the
        implications of the sale to shareholders. It is unclear what assets, employees and so forth
        will remain with the registrant. Please revise accordingly.

4.   In this regard, we note the statements on page three and elsewhere that you will "focus on
        promoting and selling" and that you will "continue to promote and sell." It is unclear to
        what extent you currently have revenue generating operations related to these activities.
        If you do have such current operations, it is unclear why you state on page one that the
        subsidiaries to be sold own "all" of your operating assets. It does not appear that the
        form of Distribution Agreement covers the transfer of employees involved in sales,
        marketing or distribution to you from the operating entities to be sold. Also, your revised
        disclosure should distinguish between distribution operations and sales and marketing to
        the extent they require materially different types and amounts of operating assets.

Who pays for the cost of proxy preparation and solicitation, page 5

5.   We note that solicitations may be made by mail, facsimile and other means of
        communication. Be advised that all written soliciting materials, including any scripts to
        be used in soliciting proxies over the telephone, in formal or informal meetings or
        interviews, in email correspondence and information posted on web sites and chat rooms,
        must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please
        confirm your understanding.

Security Ownership of Certain Beneficial Owners and Management, page 6

6.   Please revise to disclose the natural persons with voting and dispositive powers of the
        shares attributed to Begonia Participation Corp. and Ladix Properties Inc.

7.   We note that Begonia controls a majority of the votes. With a view to disclosure, advise
        us if the necessary votes to approve the transaction are assured.

Sale of Our Subsidiaries, page 7

Business of Well Talent Technology Limited, page 9

8.   We note your description of Well Talent Technology Limited's business. To the extent
        material, revise to further describe Well Talent's business and relation to you, including
        any business history in operations similar to yours.

Past Contacts, Transactions or Negotiations with Well Talent Technology Limited, page 9

9.   Please revise your background section to address contacts between the parties, including when contact was first made, when subsequent, significant contacts took place, what individuals were involved, and what material terms were discussed. For example, it is unclear why a potential agreement was canceled and later reopened. Also, it is unclear what role the ongoing relationship between you and the purchaser, as referenced on page 12, played in the background and negotiations.   Please remove the statements "[e]xcept as disclosed elsewhere" and provide the relevant disclosure in this section.

10.   Disclose in this section if the board of directors approved the transaction.

11.   We note the $2 million gain on sale of subsidiaries referenced on page five of your financial statements. Please revise to summarize the sale and address whether and how it played a role in the background of the currently proposed sale.

Our Business to be Conducted After the Sale, page 10

The Distribution Agreement, page 10

12.   We note that the Vendor will be responsible for registration of the products, as disclosed here and in Article 3 of the Distribution Agreement. Please revise to clarify the meaning of "registration."

13.   We note that pricing will be agreed upon "as soon as practicable" after execution of the Distribution Agreement. Disclose if the pricing or execution of the agreement will occur before closing of the proposed sale. Also, we note that the form of Distribution Agreement is signed. Please advise.

14.   Advise us if the company is authorized to conduct any business outside the Distribution Agreement. If the company is not authorized to conduct business outside the Distribution Agreement, please also revise your last risk factor on page 14 to make clear that the company will be exclusively dependent on the Purchaser for its business going forward.

The Sale, page 11

15.   We note that part of the consideration for the sale is the Purchaser's agreement to "set off two outstanding loans of HK$2,000,000 made on April 22, 2010 and June 3, 2010 for a total of HK$4,000,000…owed by the Vendor to the Purchaser…" Please revise to clearly explain what you mean by the term "set off" loans.

16.   Please provide the information required by Item 1004(a)(2)(v)-(vii) of Regulation M-A. See also Schedule 14A, Item 14(b)(4) or advise.

Consideration, page 12

17.   Please expand your disclosure to describe in more detail the company's "liquidity
        concerns" which formed the primary basis for parties' sale negotiations.

Reasons for the Sale, page 13

18.   Please identify or clarify the "key employees signing employment agreements."

19.   With respect to alternatives to the proposed transaction that you considered, we note the
        going concern opinion provided by your auditors. Please briefly discuss the conditions
        that have given rise to the going concern matter and management's alternative plans to
        address the going concern matter.

Risk Factors Related to the Sale, page 14

20.   We note that your last risk factor states that the term for the Distribution Agreement is 12
        months. However, Article 10 of the Distribution Agreement, attached to your proxy
        statement as Schedule 11 to Schedule A states that the agreement will continue for a
        period of 24 months. Please also see pages 2 and 10 of your proxy statement and Article I
        of the Distribution Agreement and revise accordingly.

Financial Statements, page 15

21.   Please note the financial statement updating requirements of Rule 8-08 of Regulation S-
        X.

22.   Please identify the financial statements of Roots Biopark Limited, Roots Biopack
        (Intellectual Property) Limited, and Jiangmen Roots Biopack Limited as unaudited.

23.   We note on September 18, 2009, you dissolved Roots Biopack Group. Please clarify the
        relationship between Roots Biopack Group and the subsidiaries you intend to sell as
        described in this filing.

Consolidated Pro-forma Financial Statements, page 16

24.   Please revise the presentation of your pro forma financial statements to be consistent with
        the requirements of Article 11 of Regulation S-X. Please present your revised pro forma
        financial statements in columnar form, with separate columns presenting historical
        results, pro forma adjustments, and pro forma results. Pro forma adjustments should be
        referenced to footnotes which clearly explain any assumptions involved in their
        calculation. In addition, your financial information should be preceded by an
        introductory paragraph that briefly describes the transaction, the entities involved, the
        periods presented, and an explanation of what the pro forma presentation shows.

25.   Please include a pro forma balance sheet as of June 30, 2010.

26.   We note on page 1 of the Summary that the subsidiaries being sold, RBL and RBIPL, own all of your operating assets. Considering the subsidiaries being sold account for all of your operating assets, please explain to us why your pro forma statement of operations reflects revenues, cost of sales, and other operating activities.

Interest of Certain Persons in Matters to be Acted Upon, page 26

27.   We note that Mr. Lau is the only executive, director listed mentioned as having a substantial interest in the matter to be voted upon. We also note that Note 13 of each set of financial statements lists a current director and officer of the company and a former director of the company as having advanced unsecured loans to the company. With a view to disclosure, advise us if any other director or officer will benefit from the stated consideration of the underlying transaction.

28.   In this regard, disclose the extent to which any of the officers or directors has a direct or indirect interest in the form of Distribution Agreement.

 "Householding" of Proxy Materials, page 26

29.   Please provide disclosure pursuant to Schedule 14A, Item 23. In this regard, we note that you have not provided a phone number and mailing address for shareholders to direct notification of a shareholder's wishes to receive a separate copy of the proxy statement.

Stockholder Proposals, page 26

30.   Please revise to clarify "a reasonable time before we begin to print and send" proxy materials. It is unclear where and when you would disclose the deadline for submitting shareholder proposals. Please advise us on what basis you do not hold annual meetings.

Proxy Card

31.   Please include the adjournment proposal, or advise.

32.   Please revise the statement that "[i]f no such directions are made, this proxy will be voted for every item listed above," or advise.

Form 10-K for the year ended December 31, 2009.

Consolidated Statements of Operations, page 4

33. We note your $2.1 million gain on the disposal of subsidiaries in 2009. Please add disclosure within both your footnotes and MD&A describing the entities sold, the purchaser, the date and terms of the transfer, and how the gain was determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jun Ho Song
   FAX: (604) 687-6314